February 7, 2008

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549-4561
Attention:             Michael R. Clampitt
Senior Counsel
Division of Corporation Finance

Re:           nFinanSe Inc.
Amendment No. 1 on Form S-1 to Registration Statement on Form SB-2
Filed February 5, 2008
File No. 333-146974

Dear Mr. Clampitt:

On behalf of nFinanSe Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to the undersigned dated February 6, 2008 with respect to the Company’s Amendment No. 1 on Form S-1 to Registration Statement on Form SB-2 (the “Amended Registration Statement”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.  We have sent to your attention three courtesy copies of this letter as filed via EDGAR.

Prospectus Cover Page

1.	Revise here on in the Summary to disclose how much the Company will receive from exercise of the warrants for which the shares being registered underlie.

Response:  The Company has added the following sentence to the prospectus’ cover page and the Summary contained in the Amended Registration Statement:

"We will receive up to $9,102,562 from the selling shareholders for the exercise of these warrants."

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Summary
The offering, page 1

2.	Noting the disclosure on page II-3, revise the first bullet to indicate the exercise price of the 1,511,600 warrants is $5.00.

Response:  The Company has revised the first bullet point to read as follows:

"(iii) warrants (the “June 2007 Warrants”) to purchase 1,511,600 shares of common stock exercisable at $5.00 per share, for an aggregate purchase price of $9,069,597.”

Security Ownership, page 49

3.
Revise the Table to add Robert Berlacher as a Director (noted from page 46) and include the Northwood holding as part of his beneficial ownership.  In addition, revise the line, "All current directors…" to reflect his addition.

Response:  The Company has added the following footnote to the Board Composition and Compensation Table on page 35 regarding Robert Berlacher:

"(2)           Mr. Berlacher resigned from the Board of Directors effective October 25, 2007.”

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Should you have any questions regarding this filing and the Company’s disclosure in the Amended Registration Statement, please call the undersigned at (813) 367-4400.

Sincerely yours,

/s/ Raymond P. Springer
Raymond P. Springer
Chief Financial Officer

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